

April 15, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Mr. William Barker
Senior Vice President and
  Chief Financial Officer
Federal Signal Corporation
1415 W. 22nd Street
Oak Brook, Illinois 60523

Re: **Federal Signal Corporation**
       Definitive Additional Soliciting Materials on Schedule 14A
       Filed on March 30, 2009 and April 6, 8 and 14, 2009
       File No. 001-06003

Dear Mr. Barker:

We have conducted a limited review of the filing listed above. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFA 14A Filed March 30, 2009 and April 6 and 14, 2009
General

1.   Federal Signal must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In future filings, please disclose the factual foundation for such statements or refrain from issuing such statements. In this

regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, we note the following statements:

- " . . . is diverted by the self-serving agenda of Warren B. Kanders. . . ." (Letter to Shareholders Dated March 30, 2009);
- "In our view, Warren Kanders is pursuing an agenda to elect himself and two of his nominees to your Board in part because he is upset that he was rejected last year as a candidate to become Federal Signal's chief executive officer" (Letter to Shareholders Dated March 30, 2009);
- "We believe Warren Kanders' slate, if elected, would work only to advance Warren Kanders' interests and not the interests of all Federal Signal stockholders" (Letter to Shareholders Dated March 30, 2009);
- "We strongly believe that Warren Kanders and his nominees add nothing to your Board" (Letter to Shareholders Dated March 30, 2009);
- "We are convinced that Warren Kanders, a rejected candidate for CEO of Federal Signal, and his nominees – Nicholas Sokolow and Steven Gerbsman – are pursuing an ill-conceived agenda designed to serve the best interests of Warren Kanders, rather than the interests of all Federal Signal stockholders" (Letter to Shareholders Dated April 6, 2009);
- "Shortly after Warren Kanders was rejected as a CEO candidate, he embarked on a disruptive publicity campaign in an attempt to discredit Federal Signal" (Letter to Shareholders Dated April 6, 2009);
- "We believe Warren Kanders is now waging a negative proxy campaign in an effort to elect himself and his nominees to your Board because, in part, he is upset that he was rejected last year as a CEO candidate" (Letter to Shareholders Dated April 6, 2009);
- "We also believe he [Warren Kanders]is seeking to circumvent your Board and ultimately insert himself as management of Federal Signal" (Letter to Shareholders Dated April 6, 2009);
- "Warren Kanders' Nominees Are Not Independent of Warren Kanders" (Letter to Shareholders Dated April 6, 2009);
- "We strongly believe that Sokolow and Gerbsman were personally selected by Warren Kanders to look after Warren Kanders' best interests, not those of all Federal Signal stockholders" (Letter to Shareholders Dated April 6, 2009);
- "Ask yourself whether you can trust Warren Kanders and his two nominees, Nicholas Sokolow and Steven Gerbsman, to look after your best interests. Are these the types of individuals you want on your Board?" (Letter to Shareholders Dated April 6, 2009);
- "In addition, Warren Kanders has a track record of installing directors with long-standing ties to himself and an inconsistent record of stockholder value creation" (Press release dated April 14, 2009); and
- "Paying himself is Warren Kanders' #1 priority."

DEFA 14A Filed on April 6, 2009

2.   We note your disclosure that "Warren Kanders has a history of *self-dealing* transactions extracting millions of dollars from the companies with which he is or has been involved." (emphasis added). Please explain what you mean by "self-dealing," and further explain how each of the transaction you list in this document demonstrates "self-dealing" by Mr. Kanders. Please also provide support to substantiate the data you provide in the chart.

DEFA 14A Filed April 8, 2009

3.   In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff.   Further, you must refrain from making any insupportable statements. We cite the following statements in the additional soliciting materials that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both support and recharacterization as statements of belief or opinion:

- The financial performance of Stamford Industrial Group, Langer, Inc., and Clarus Corporation;
- Support for the statements made by the analysts regarding the company's divesture of underperforming assets (Page 15); and
- Support for the statement made by the analyst on page 18;"

Closing Comments

        Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

cc: VIA FACSIMILE (866-229-4459)
        Jennifer L. Sherman
        Senior Vice President, Human Resources,
          General Counsel and Secretary
        Federal Signal Corporation